Australian Government

Takeovers Panel

MEDIA RELEASE

No: TP12/70

Wednesday, 19 September 2012

Mission NewEnergy Limited – Panel Receives Application

The Panel has received an application in relation to the affairs of Mission NewEnergy Limited from McDermott Industries Limited (a substantial shareholder in Mission).

Details of the application, as submitted by the applicant, are below.

A sitting Panel has not been appointed at this stage and no decision has been made whether to conduct proceedings. The Panel makes no comment on the merits of the application.

Details

On 17 August 2012, Mission announced that it had entered into a definitive term sheet with SLW International, LLC. SLW is a substantial convertible note holder in Mission. The term sheet sets out the general terms on which SLW would agree to provide Mission with a US$5 million line of credit facility.

The facility is conditional on, among other things, the restructure of Mission's existing convertible note debt. The restructure is subject to shareholder approval[1]. If the new convertible notes are to be converted to equity, Mission would be required to issue shares equal to approximately 96% of Mission.

Mission had agreed to deal exclusively with SLW for funding while completing the conditions to close the Facility.

The applicant submits, among other things, that if Mission is restricted to deal exclusively with SLW for funding while completing the conditions to close the facility:

- Mission shareholders will not have the opportunity to consider any alternative funding and therefore the opportunity to vote on the restructure of the

[1] The Mission Board has appointed an Independent Expert to consider whether the restructure is fair and reasonable to shareholders

convertible note debt in the absence of a realistic alternative may be illusory and

- the potential acquisition by the convertible note holders (including SLW) of control over the voting shares in Mission will not take place in an efficient and competitive market.

The applicant has sought:

- an interim order that, Mission not proceed with the finalisation of definitive Facility documents and definitive security documentation, until the Panel application is dealt with and
- a final order that, the term sheet be cancelled, or alternatively cancelled to the extent that it requires Mission to deal exclusively with SLW for funding and restricts Mission from dealing with its assets.

Allan Bulman
Director, Takeovers Panel
Level 10, 63 Exhibition Street
Melbourne VIC 3000
Ph: +61 3 9655 3597
allan.bulman@takeovers.gov.au